Filed by Senshu Ikeda Holdings, Inc.

Pursuant to Rule 425 under the U.S. Securities Act of 1933

Subject Company: THE SHIGA BANK, LTD. (File Number: 132-    )

October 29, 2026

To all concerned parties:

Company Name:	THE SHIGA BANK, LTD.

Representative:	Shinya Kubota,
President & CEO
(Securities code: 8366, TSE Prime Market)

Company Name:	Senshu Ikeda Holdings, Inc.

Representative:	Hirohito Sakaguchi,
Representative Corporate Officer, President & CEO
(Securities code: 8714, TSE Prime Market)

Memorandum of Understanding Regarding Management Consolidation Between

The Shiga Bank, Ltd. and Senshu Ikeda Holdings, Inc.

The Shiga Bank, Ltd. (Shinya Kubota, President & CEO; “Shiga Bank”) and Senshu Ikeda Holdings, Inc. (Hirohito Sakaguchi, Representative Corporate Officer, President & CEO; “Senshu Ikeda HD”) (Shiga Bank and Senshu Ikeda HD are collectively referred to as the “Companies”, and together with their respective group companies, the “Groups”) hereby announce that the Companies resolved, at their respective boards of directors today, to enter into a memorandum of understanding to facilitate discussions and deliberations regarding the proposed management consolidation (the “Management Consolidation”) as detailed below and that the Companies entered into such a memorandum of understanding (the “Memorandum of Understanding”).

Details

1. Background to the Management Consolidation

Shiga Bank, whose main business areas are Shiga and Kyoto prefectures, and Senshu Ikeda HD, whose main business areas are Osaka and Hyogo prefectures, have each provided financial services rooted in their respective regions. The Companies share a common value “an enterprising spirit” of continuing to embrace new challenges while respecting traditions, and they have promoted cooperation to enhance customer convenience.

In recent years, the environment surrounding local economies and regional financial institutions has changed significantly, for example, population decline, changes in industrial structures, advancing digitalization, and responses to decarbonization. Under such circumstances, regional financial institutions are increasingly expected to strengthen their “regional financial capabilities” to create value through resolving issues faced by regional communities and customers, in addition to conventional financial intermediation services.

Against this background, on April 17, 2026, the Companies entered into a capital and business alliance agreement as the “Senshu Ikeda–Shiga Alliance” (the alliance under such agreement, the “Alliance”), and have sought to contribute to the sustainable development of their regions and customers by mutually leveraging their business resources and strengths, including branch office networks, customer bases, human resources, and brands that the Companies have in their adjacent operating areas, with the aim of creating higher added value.

Since entering into the Alliance, the Companies have been exploring specific collaborative measures in fields including corporate customer services, individual customer services, sustainability and regional support, as well as human resources and digital initiatives. In this process, the Companies recognized that, in addition to the collaboration to date, allocating management resources and making growth investments in an integrated manner and from a medium- to long-term perspective would enhance the value provided to regional communities and customers and support the sustainable growth of the Groups.

Accordingly, based on mutual trust and collaboration to date, including under the Alliance, the Companies entered into the Memorandum of Understanding to facilitate discussions and deliberations regarding the proposed Management Consolidation.

2. Philosophy and Objectives of the Management Consolidation

The Management Consolidation is based on a relationship between equals in which Shiga Bank and Senshu Ikeda HD respect each other’s respective histories, brands, corporate cultures, and relationships with their communities, and recognize each other as an indispensable partner. In a spirit of trust and co-creation, the Companies aim to achieve sustainable growth and promote further development of the Groups by leveraging each other’s strengths.

The Management Consolidation aims to enhance the Companies’ regional financial capabilities by creating a community-based financial group covering a wide area of the Kansai region, with the two brands and the relationships of trust that each Company has established with customers in its respective region serving as its foundation, and to contribute to solving the diverse and complex challenges faced by regional communities and customers. In addition, the Companies will build a sound and robust management foundation capable of responding flexibly to changes in the business environment, thereby achieving the sustainable enhancement of corporate value.

Through these initiatives, the Companies aim to become “the most trusted and needed financial group in Kansai.”

3. Synergies Anticipated from the Management Consolidation

In order to achieve the objectives of the Management Consolidation and contribute to the development of local economies and the enhancement of corporate value of the Groups, the Companies will combine their respective strengths, work to create new value with an enterprising spirit, utilize management resources in an integrated and optimal manner, and explore specific measures to create the following synergies. Specific details of the synergies and their impact on business results will be promptly announced if any matter requiring disclosure arises, based on the results of the due diligence to be conducted in the future and deliberations in the integration preparation process.

(1) Enhancement of Value Provided to Regional Communities and Customers

For corporate customers, the Companies will mutually leverage their customer bases, sales networks, and regional information to enhance their capabilities to provide solutions in areas such as business succession and M&A, business matching, sustainability, and financing.

For individual customers, the Companies will provide a broader range of high-quality services, including asset formation and inheritance, housing loans, and direct financial services.

In addition, by leveraging the sales network extending from Shiga and Kyoto to Osaka and Hyogo, the Companies will create business opportunities among customers across regions and contribute to the growth of regional companies, the development of regional industries, and solving the challenges faced by regional communities.

(2) Creation of Growth Opportunities and Strengthening of Earning Power in Kansai

By mutually leveraging and complementing each other’s strengths and know-how, the Companies will further strengthen their business structure in Kansai. In addition, the Companies will enhance their financial solution and consulting functions and pursue initiatives in new markets and business domains, aiming to expand earnings opportunities. Furthermore, from the perspective of broadly capturing future growth opportunities, the Companies will also consider collaboration with external partners and strategic business development, as necessary. Through these efforts, the Companies will enhance their respective earning power and contribute to the sustainable growth of the Groups.

(3) Optimal Utilization of Management Resources and Enhancement of Management Foundation

By mutually leveraging the knowledge regarding finance and risk management, sales, profit management, and capital management cultivated by the Groups, the Companies will seek to enhance capital allocation and business portfolio management based on risk and return. Through these efforts, the Companies aim to achieve capital management that balances growth investment and capital efficiency.

In addition, the Companies will promote the sharing and streamlining of head office, branch, channel, and group company functions, etc., while giving consideration to customer convenience and regional financial functions. The Companies will enhance the effectiveness of strategic investments, including in the digital field, and will seek to enhance the human capital of the Groups by mutually respecting and leveraging the personnel, expertise, and know-how that the Groups have cultivated in their respective regions. Through personnel exchanges and joint training between the Companies, the Companies will promote the development of professional personnel who can address diverse regional challenges. Moreover, by providing career opportunities that transcend organizational boundaries, they will create an environment in which employees can grow and maximize their abilities, aiming to become a financial group that can provide attractive and comprehensive solutions to regional communities and customers.

The Companies will also enhance risk management, compliance, and governance, and build a sound and robust management foundation that supports sustainable growth.

4. Form of the Management Consolidation

The Companies will proceed with discussions and deliberations on the assumption that the Management Consolidation will be implemented on or around April 1, 2028, by changing the trade name of Senshu Ikeda HD and designating it as the integrated holding company (the “Integrated Holding Company”), and by Shiga Bank effecting a share exchange with the Integrated Holding Company (the “Share Exchange”), subject to obtaining approval of the matters necessary for the Management Consolidation at the Companies’ respective shareholders meetings, and the necessary authorizations, approvals, certifications, or permissions from the relevant authorities required to implement the Management Consolidation.

If the Management Consolidation is implemented, Shiga Bank will become a wholly-owned subsidiary of the Integrated Holding Company through the Share Exchange, and it is planned that Shiga Bank will be positioned as a bank subsidiary under the Integrated Holding Company, together with The Senshu Ikeda Bank, Ltd. (“Senshu Ikeda Bank”), a subsidiary of Senshu Ikeda HD. Accordingly, the shares of common stock of Shiga Bank are expected to be delisted from the Tokyo Stock Exchange before the effective date of the Share Exchange.

The form of the Management Consolidation may change as the Companies continue their discussions and deliberations.

Overview of the Management Consolidation

Before the Management Consolidation	After the Management Consolidation

5. Share Exchange Ratio

The share exchange ratio for the Share Exchange is planned to be determined and announced before the execution of a definitive agreement regarding the Management Consolidation (the “Definitive Agreement”) through discussions in good faith between the Companies, based on various factors including the results of future due diligence and the results of the share exchange ratio valuations conducted by third-party appraisers appointed respectively by the Companies.

6. Overview of the Integrated Holding Company

The trade name, head office location, representative, composition of officers, corporate governance structure, organizational structure, and other matters concerning the Integrated Holding Company will be determined in the Definitive Agreement following discussions between the Companies. In addition, Shiga Bank and Senshu Ikeda Bank will continue to exist after the Management Consolidation, and there are no plans to change their trade names or the locations of their respective head offices. In addition, no merger of the two banks is contemplated.

7. Establishment of the Integration Preparation Committee

To facilitate smooth implementation of the Management Consolidation, the Companies will promptly establish an integration preparation committee following the execution of the Memorandum of Understanding; and they will engage in focused discussions concerning the Management Consolidation.

8. Schedule

October 29, 2026	(Today)	Execution of the Memorandum of Understanding

April 2027	(Planned)	Execution of the Definitive Agreement

December 2027	(Planned)	Holding of extraordinary general meetings of shareholders of the Companies

April 1, 2028	(Planned)	Effective date of the Share Exchange

(Note)

The above schedule is based on current expectations and may change depending on future discussions between the Companies and the status of obtaining the necessary authorizations, approvals, certifications, or permissions from the relevant authorities (including the filing with and effectiveness of the registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”), procedures for obtaining approvals, registrations, and notifications required under the Banking Act and other applicable laws and regulations, procedures required under antitrust and other competition laws, and procedures required under the Financial Instruments and Exchange Act and other applicable laws, regulations, and rules). If the schedule of the Management Consolidation is changed or delayed due to the status of obtaining such authorizations, approvals, certifications, or permissions, the Companies will promptly announce such change or delay.

9. Overview of the Companies

(1) Corporate Profiles (as of March 31, 2026)

Name	The Shiga Bank, Ltd.	Senshu Ikeda Holdings, Inc.

Head office location	1-38 Hamamachi, Otsu-shi, Shiga	18-14 Chayamachi, Kita-ku, Osaka-shi, Osaka

Name and title of representative	Shinya Kubota, President & CEO	Hirohito Sakaguchi, Representative Corporate Officer, President & CEO

Business description	Banking business	Management of banks and other companies that may be made subsidiaries under the Banking Act, and all businesses incidental or related thereto

Amount of stated capital	33.0 billion yen	102.9 billion yen

Date of incorporation	October 1, 1933	October 1, 2009

Number of issued shares	240,450,405 shares	281,008,632 shares

Fiscal year end	March 31	March 31

Total assets (consolidated)	7,669.0 billion yen	6,595.9 billion yen

Net assets (consolidated)	509.0 billion yen	253.9 billion yen

Deposits and other liabilities (non-consolidated)	5,957.2 billion yen	5,867.5 billion yen (Senshu Ikeda Bank)

Loan balance (non-consolidated)	4,624.9 billion yen	4,883.6 billion yen (Senshu Ikeda Bank)

Number of employees (consolidated)	2,243 people	2,244 people

Number of branches (including agencies and sub-branches)	133 branches (including 33 agencies)	139 branches (Senshu Ikeda Bank)

Major shareholders and shareholding ratios (as of March 31, 2026)	The Master Trust Bank of Japan, Ltd. (Trust account)	8.86%	The Master Trust Bank of Japan, Ltd.	11.80%
	Ariake Master Fund Director Takano Shigeru (Standing proxy: Tachibana Securities Co., Ltd.)	5.82%	Custody Bank of Japan, Ltd.	10.16%
	Custody Bank of Japan, Ltd. (Trust account)	4.82%	Goldman Sachs International (Standing proxy: Goldman Sachs Japan Co., Ltd.)	9.25%
	Nippon Life Insurance Company	3.50%	Senshu Ikeda Bank Employee Shareholding Association	4.20%
	Meiji Yasuda Life Insurance Company	3.47%	State Street Bank and Trust Company 505223 (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	2.03%
	State Street Bank and Trust Company 505103 (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	2.53%	DFA Intl Small Cap Value Portfolio (Standing proxy: Citibank, N.A., Tokyo Branch)	1.37%
	Shiga Bank Employee Shareholding Association	2.19%	Itami Sangyo Co., Ltd.	1.32%
	State Street Bank And Trust Company 505001 (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	2.09%	JP Morgan Chase Bank 385781 (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	1.32%
	Sompo Japan Insurance Inc.	1.83%	Nomura Securities Co., Ltd.	1.03%

	Ceplux-The Independent Ucits Platform 2 (Standing proxy: Citibank, N.A., Tokyo Branch)	1.68%	State Street Bank And Trust Company 505001 (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	0.98%

Relationship between the parties (as of October 29, 2026)

Capital relationship	Shiga Bank holds 2,331,500 shares of common stock of Senshu Ikeda HD. In addition, Senshu Ikeda Bank holds 1,069,800 shares of common stock of Shiga Bank. Furthermore, as announced separately today in the “Notice Regarding the Acquisition of Shares Constituting a Buy-Up Transaction Concerning Shares of Senshu Ikeda Holdings, Inc. (Securities Code: 8714)”, for the purpose of strengthening the relationship between the Companies and enhancing corporate value toward the realization of the Management Consolidation Shiga Bank entered into a share transfer agreement with Ariake Master Fund today to acquire 30,523,100 shares of common stock of Senshu Ikeda HD; and it plans to acquire such shares on October 30, 2026. If such acquisition is completed, Shiga Bank is expected to hold a total of 32,854,600 shares of common stock of Senshu Ikeda HD.

Personnel relationship	None

Business relationship	The Companies entered into a capital and business alliance known as the “Senshu Ikeda–Shiga Alliance” on April 17, 2026. They have been implementing initiatives aimed at supporting the regional economy and the sustainable growth of the Groups through collaboration in various fields that makes effective use of their respective management resources.

Status as related party	None

*	Shiga Bank implemented a five-for-one stock split of its common stock effective April 1, 2026. The number of issued shares reflects the number of shares after such stock split.

(2)	Summary of Financial Results for the Three Most Recent Fiscal Years (Unit: Millions of Yen)

	The Shiga Bank, Ltd.			Senshu Ikeda Holdings, Inc.
Fiscal year	Ended March 31, 2024	Ended March 31, 2025	Ended March 31, 2026	Ended March 31, 2024	Ended March 31, 2025	Ended March 31, 2026
Net assets (consolidated)	490,887	444,811	509,025	244,825	240,248	253,924
Total assets (consolidated)	7,970,551	7,528,217	7,669,084	6,442,107	6,431,321	6,595,981
Net assets per share (consolidated) (yen)	2,091.97	1,930.52	2,214.31	863.54	852.98	900.00
Ordinary income (consolidated)	122,630	133,109	159,056	85,219	93,074	117,417
Ordinary profit (consolidated)	23,967	18,949	29,031	16,025	19,549	25,233
Net income attributable to owners of parent	15,940	18,720	21,293	10,874	13,246	17,336
Net income per share (consolidated) (yen)	67.26	79.94	92.27	38.78	47.28	62.29
Dividend per share (yen)	90	90	140	12.50	15.50	25.00

*

Shiga Bank implemented a five-for-one stock split of its common stock effective April 1, 2026. Net assets per share (consolidated) and net income per share (consolidated) have been calculated as if such stock split had been effected at the beginning of the fiscal year ended March 31, 2024. Dividend per share represents the actual amount of dividends before such stock split.

10. Others

If the Management Consolidation is implemented, shares of Senshu Ikeda HD following its change of trade name to become the Integrated Holding Company will be delivered to the shareholders of Shiga Bank. In accordance with the U.S. Securities Act of 1933, it is planned that Senshu Ikeda HD will file a Form F-4 registration statement with the SEC in connection with the Management Consolidation. In particular, U.S. shareholders of Shiga Bank should refer to the details provided at the end of this press release.

11. Future Outlook

The impact of the Management Consolidation on the consolidated business results of each of the Companies for the fiscal year ending in March 2027 is currently expected to be minimal. If any event arises that requires a revision of the business results forecasts, an announcement will promptly be made.

End

Contact details for inquiries regarding the Management Consolidation

The Shiga Bank, Ltd.	General Planning Department	Shimomura	Telephone: +81-77-521-2200

Senshu Ikeda Holdings, Inc.	General Planning Department	Fujimoto	Telephone: +81-6-4802-0013

Note: This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

Regarding the U.S. Securities Act

If the Management Consolidation is implemented, Senshu Ikeda HD plans to file a Form F-4 registration statement with the SEC in connection with the Management Consolidation. If a Form F-4 is filed, the Form F-4 will include a prospectus and other documents. If a Form F-4 is filed and becomes effective, the prospectus filed as part of the Form F-4 will be sent to U.S. shareholders of Shiga Bank before the date of the shareholders meeting at which the Management Consolidation will be voted upon. If a Form F-4 is filed, the Form F-4 and the prospectus will contain material information, including information about the Companies, the Management Consolidation, and other related information. U.S. shareholders who shall receive such prospectus are advised to carefully read the Form F-4, the prospectus, and the other documents that are planned to be filed with the SEC in connection with the Management Consolidation before exercising their voting rights in relation to the Management Consolidation at the shareholders meeting. All documents filed with the SEC in connection with the Management Consolidation will be made available, free of charge, on the SEC’s website (www.sec.gov) after they are filed. These documents will be provided free of charge upon request. Requests for delivery may be made using the contact information stated below.

Company name: Senshu Ikeda Holdings, Inc.

Address: 18-14 Chayamachi, Kita-ku, Osaka, Osaka 530-0013, Japan

Telephone: +81-6-4802-0013

Cautionary Statement Concerning Forward-Looking Statements

This document contains forward-looking statements regarding the above-mentioned management consolidation between Shiga Bank and Senshu Ikeda HD and its outcome. These forward-looking statements are presented using the words “anticipate,” “aim,” “will,” “risk,” “might,” and other similar expressions or by descriptions regarding strategies, goals, plans, intentions, or the like. A number of factors might cause the Companies’ actual respective business performances to differ materially from the forward-looking statements contained herein.

The Companies do not bear any obligation to update and publicly announce any forward-looking statements after the date of this document. Investors are advised to refer to any further disclosures made by the Companies (or the Integrated Holding Company after the Management Consolidation) in public announcements in Japan and SEC filings.

Examples of the risks, uncertainties, and other factors indicated above include, but are not limited to, those set out below.

•	Inability of the Companies to reach agreement regarding terms and conditions for the Management Consolidation

•	Failure to obtain the necessary shareholder meeting approval for the Management Consolidation

•	Failure to obtain the necessary permits and approvals for the Management Consolidation, or failure to fulfill other terms and conditions for completion of the Management Consolidation

•	Impact of changes in laws, accounting standards, or the business environment applicable to the Companies

•	Challenges in implementing the business strategies of the Companies

•	Impact of changes in general economic or industry conditions, including financial market instability

•	Other risks related to implementation of the Management Consolidation

Memorandum of Understanding Regarding Management Consolidation October 29, 2026 SIHD SENSHU IKEDA HOLDINGS, INC. SHIGA BANK

Contents 1 1 Background to the Management Consolidation Background to the Management Consolidation 2 2 2 Philosophy and Objectives of the Management Consolidation Philosophy and Objectives of the Management Consolidation 3 3 3 Overview of the Companies Overview of the Companies 4 4 4 New Financial Group Created by the Management Consolidation New Financial Group Created by the Management Consolidation 5 5 5 Past Initiatives under the Senshu Ikeda-Shiga Alliance Past Initiatives under the Senshu Ikeda-Shiga Alliance 6 6 6 (Reference) Anticipated Collaboration Effects of the Senshu Ikeda-Shiga Alliance (Reference) Anticipated Collaboration Effects of the Senshu Ikeda-Shiga Alliance 7 7 7 Form of the Management Consolidation 8 8 Upcoming Schedule Upcoming Schedule 9 9 In this document, Senshu Ikeda Holdings, Inc. is referred to as “Senshu Ikeda HD,” and Shiga Bank and Senshu Ikeda HD are collectively referred to as the “Companies.”

59795-001 23Oct2026 06:32 Page 12 Memorandum of understanding entered into to facilitate discussions and deliberations regarding the proposed Management Consolidation, based on mutual trust and past collaboration On April 17, 2026, a capital and business alliance, the Senshu Ikeda-Shiga Alliance, was entered into: Aiming to contribute to the sustainable development of the region and customers by mutually leveraging branch networks, customer bases, personnel, brands, etc. Exploring collaborative measures in the following fields-corporate and individual customer services, sustainability and regional support, human resources, digital initiatives, etc. On October 29, 2026, a Memorandum of understanding was entered into to facilitate discussions and deliberations regarding the proposed Management Consolidation. Deepening of mutual understanding and collaboration Deepening cooperation across a wide range of fields, achieving results such as by disbursing syndicated loans, holding business meetings, co-hosting seminars, and seconding professional personnel. Recognizing that allocating management resources and making growth investments in an integrated manner and in the medium to long term will enhance the value provided to the region and customers, and lead to the sustainable growth of the respective corporate groups of the Companies. 2 Background to the Management Consolidation

59795-001 23Oct2026 06:32 Page 13 Philosophy and Objectives of the Management Consolidation Aiming for the sustainable enhancement of regional financial capabilities and corporate value based on two brands 3 Respecting the respective histories, brands, corporate cultures, and relationships with the communities A relationship between equals, in which each party recognizes the other as an indispensable partner Spirit of trust and co-creation Aims of the Management Consolidation Enhancement of regional financial capabilities through two brands Covering a wide area of the Kansai region by maintaining the two banks’ trade names and head office locations and leveraging their respective brands and sales networks. Contribution to solving the challenges of regional communities and customers Addressing the diverse and complex challenges faced by regional communities and customers by leveraging the Companies’ respective customer bases, expertise, and know-how. Sustainable enhancement of sound and robust management foundation and corporate value Building a management foundation capable of responding flexibly to changes in the business environment and promoting the sustainable growth of the Companies and development of their groups. Our vision through the Management Consolidation “The most trusted and needed financial group in Kansai”

59795-001 23Oct2026 06:32 Page 14 Overview of the Companies Based on the established relationships of trust with customers, the Companies aim to create a community-based financial group covering a wide area of the Kansai region. 4 New financial group (simple sum of figures) Total assets (consolidated) 14,264.9 billion yen Net assets (consolidated) 762.9 billion yen Deposits (bank-only, non-consolidated) 11,824.7 billion yen Loans outstanding (bank-only, non-consolidated) 9,508.5 billion yen Market capitalization 1,028.1 billion yen Number of Employees (consolidated) 4,487 people Branches 272 branches * The simple sum figures are before adjustments such as offsetting eliminations. They do not represent consolidated figures or business result forecasts after the consolidation. Item Head office location Otsu City, Shiga Date of incorporation (bank) October 1, 1933 Stated capital 33.0 billion yen Total assets (consolidated) 7,669.0 billion yen Net assets (consolidated) 509.0 billion yen Deposits (bank-only, non-consolidated) 5,957.2 billion yen Loans outstanding (bank-only, non-consolidated) 4,624.9 billion yen Market capitalization 706.8 billion yen Number of Employees (consolidated) 2,243 people Branches 133 branches (33 agencies) Osaka City, Osaka September 1, 1951 102.9 billion yen 6,595.9 billion yen 253.9 billion yen 5,867.5 billion yen 4,883.6 billion yen 321.3 billion yen 2,244 people 139 branches Corporate profiles (as of March 31, 2026; total market value as of September 30, 2026)

59795-001 23Oct2026 06:32 Page 15 New Financial Group Created by the Management Consolidation The Companies combine their respective strengths and leverage the benefits of scale, a wide-area sales network, and the advantages of information sharing. Simple sum of figures for Senshu Ikeda HD + Shiga Bank (reference) Companies for which we serve as the main bank* Approx.16,000 companies Balance including deposits 11.8 trillion yen Total assets 14.2 trillion yen Loan balance 9.5 trillion yen Market capitalization Approx. 1 trillion yen 5 1 Enhancement of value for customers and the region Mutual use of customer bases and information Enhancement of solution services 2 Creation of growth opportunities and strengthening of earning power Expansion into new markets and business domains Collaboration with external partners 3 Optimum utilization of management resources and strengthening of management foundation Balancing growth investment and capital efficiency Streamlining of functions with consideration for convenience, etc. Enhancement of human resource development and governance Synergies Targeted through the Management Consolidation * Please see “Survey on the number of companies for which Shiga Bank and Senshu Ikeda Bank serve as the main bank” published by the Teikoku Databank, Ltd.

59795-001 23Oct2026 06:32 Page 16 Since entering into the capital and business alliance, the Companies have promoted initiatives for collaboration by leveraging their strengths, including syndicated loans, customer exchanges, and personnel exchanges. Past Initiatives under the Senshu Ikeda-Shiga Alliance Main initiatives implemented or commenced Corporate customers| Finance Corporate customers| Creation of opportunities for customer exchanges Human resources | Personnel development and exchanges Execution of syndicated loans Triggered by cooperation between both banks’ branches, syndicated a loan. Both banks jointly provided financing for capital expenditure, including for new store openings and store renovations, etc. Exchange of professional personnel Secondment of employees from Senshu Ikeda HD to Shiga Bank’s sustainable finance division commenced. Both banks began reciprocal employee secondments between their M&A divisions. Support for sales channel development The business partners of Shiga Bank participated in the business meetings hosted by Senshu Ikeda Bank. Invited an influential buyer and provided opportunities for direct, individual business negotiations between both banks’ business partners and the buyer. Seminars on changes in the financial market environment About 300 people from both banks’ business partners participated in the co-hosted “foreign exchange and interest rate seminar”. Staff exchanges and mutual understanding At Senshu Ikeda HD’s information hub, the Shiga Bank’s work observation program “Nozokimi!” was implemented. A total of 32 people participated, shared Senshu Ikeda HD’s history, purpose, and process of formulating its long-term management strategy, and discussed the Companies’ alliance idea. Exchange in non-competitive areas Commenced information exchange for advancement under the theme of audit, countermeasures against money-laundering and financial crime, risk management, etc. Main initiatives under discussion and deliberation Individual customers Alliance commemorative campaign Personnel exchanges in staff training, etc. Sustainability and regional support Joint study sessions for business owners Utilization of renewable energy Human resources and digital field, etc. Joint training and role model lecture Collaborative discussion on digital and data utilization 6 Support for overseas expansion Both Companies entered into an “Agreement on Overseas Industrial Park Incentives” with major trading companies respectively. GUTSUGUTSU de Nozokimi!

59795-001 23Oct2026 06:32 Page 17 (Reference) Anticipated Collaboration Effects of the Senshu Ikeda-Shiga Alliance Cumulative collaboration effects expected over the five years through FY2030: 10 billion yen Cumulative collaboration effects of the alliance (100 million yen) 7 Field Main initiatives Corporate Customers Creation of exchange opportunities for the Companies’ customers Joint origination of structured finance and M&A collaboration deals; exchange of professional personnel Development of new sustainable finance products Individual Customers Alliance commemorative campaign Mutual referrals of personal loan customers Exchange training for staff Sustainability Joint study sessions for management on environmental issues Environmental contribution through joint use of renewable energy Personnel exchanges through joint training and trainee placements Joint planning of measures to promote understanding of DE&I, foster a supportive culture, improve engagement Human resources, etc. FY2026 FY2027 FY2030 * The cumulative amount of 10 billion yen represents the collaboration effects of the Senshu Ikeda-Shiga Alliance only. It excludes additional synergies from the Management Consolidation. 10 30 100 Synergies In addition to the collaboration effects of the alliance, creating synergies through the Management Consolidation.

59795-001 23Oct2026 06:32 Page 18 Form of the Management Consolidation The Companies will continue discussions on the proposed Management Consolidation, under the plan to be implemented through a share exchange between Shiga Bank and Senshu Ikeda HD serving as the integrated holding company after changing its trade name. Shiga Bank will become a wholly-owned subsidiary of the integrated holding company and be a bank subsidiary, alongside Senshu Ikeda Bank. The share exchange ratio is planned to be determined and announced by the signing of the Definitive Agreement, based on the results of future due diligence and valuations by third-party appraisers, etc. 8 Before the Management Consolidation After the Management Consolidation Shiga Bank shareholders Senshu Ikeda HD shareholders Former shareholders of the Companies Integrated holding company (Trade name of Senshu Ikeda HD will be changed) It is planned that the trade name, head office address, representatives, composition of officers, organizational design, organizational structure, and other matters of the integrated holding company will be determined in the Definitive Agreement after future discussions between the Companies. Shiga Bank and Senshu Ikeda Bank will both continue to exist after the Management Consolidation, with no change to their trade names or their head office addresses; moreover, no merger of the two banks is planned. * The Management Consolidation is subject to approval at the shareholders meetings of the Companies and the necessary authorizations, approvals, certifications and/or permissions being obtained from the relevant authorities. * The common stock of Shiga Bank will be delisted from the Tokyo Stock Exchange before the effective date of the share exchange. * The above reflects the current plan, and the form of the Management Consolidation and the details of each matter are subject to change depending on future discussions and deliberations between the Companies. Share exchange

59795-001 23Oct2026 06:32 Page 19 Upcoming Schedule The schedule below is the current plan and is subject to change depending on future discussions between the Companies and other factors. In addition, implementation of the Management Consolidation is subject to obtaining authorizations, approvals, certifications and/or permissions from the relevant authorities and completion of the necessary procedures, including those relating to Form F-4. If there is any change to or delay in the schedule of the Management Consolidation, an announcement will promptly be made. 9 Schedule Main procedures and events October 29, 2026 (Date of this announcement) Execution of the Memorandum of Understanding April 2027 (Expected) Execution of the Definitive Agreement December 2027 (Expected) Extraordinary general meetings of shareholders of the Companies April 1, 2028 (Expected) Effective date of the Share Exchange The procedures necessary for implementation of the Management Consolidation include the filing and effectiveness of a Form F-4 registration statement with the U.S. Securities and Exchange Commission, the procedures for authorizations, notifications, etc. required by the Banking Act and other relevant laws and regulations, the Antimonopoly Act and other competition laws, and the Financial Instruments and Exchange Act and other relevant laws, regulations, and rules.

Bring excitement to the future. SENSHU IKEDA HOLDINGS, INC. SIHD Sustainability Design Company SHIGA BANK